LINUX GOLD CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996    Fax: 604-278-3409
Toll Free: 800-665-4616
www.linuxgoldcorp.com

N E W S R E L E A S E

Linux Gold Corp.: OTC BB: LNXGF

LINUX GOLD ANNOUNCES MINERAL EXPLORATION LICENSE
NEGOTIATED FOR THE DONG GOU GOLD MINE, HEBEI PROVINCE,
PEOPLE’S REPUBLIC OF CHINA

For Immediate Release: November 8, 2004, Vancouver, B.C. – Linux Gold Corp. (LNXGF - OTCBB) wishes to announce that the exploration license for the Dong Gou Gold Mine has been negotiated by Bisheng Liu, of Beijing, China, our Vice President Corporate Administrator for our China gold project. The terms and conditions are pursuant to the co-operative joint venture company agreement that has an option on mineral exploration rights in Hebei Province, People’s Republic of China, covering an area of 161 kilometres.

The Dong Gou Gold Mine consists of 5.12 square kilometres. This area has had three small mines operating in the last seven years, which were mined mainly by hand by the Chinese farmers in the area. One of the mines, the Lan Ying Mine, appears to be the best organized mine in the area. About 90,000 tons of ore has been mined out by hand in the past, at rates of 35 tons of ore per day, grading 11 grams ( of an ounce) of gold per tonne.

The term of the license is effective until a production decision is made by Linux Gold Corp.

The exploration goal for this property, together with the adjacent Wang Yuan Gold Mine, is to develop sufficient economic gold reserves for the 50 ton per day mill, which is on the property. Exploration work has commenced on the Wang Yuan Gold Mine.

Linux Gold Corp. holds an option to purchase all the issued and outstanding shares of the private company that holds an 85% interest in a co-operative joint venture company that has an option on certain mineral exploration rights for the Bo Luo Nuo Gold Mine covering an area of 161 square kilometres in Hebei Province, People’s Republic of China.

ABOUT LINUX GOLD CORP.

Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims.

Linux Gold Corp. also has an option on a 100% interest in two gold prospects in the Bralorne Gold mining area located in British Columbia, Canada near the Bralorne Pioneer Mine. The Bralorne Pioneer

Mine has produced over 4.1 million ounces of gold during the life of the mine. For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact: John Robertson
President	Tel. 800-665-4616

Contact:	Investor Relations
800-665-4616
or
877-549-GOLD (4653)

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s and Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.